INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

8 CN | 2025 Quarterly Review – First Quarter

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended March 31
In millions, except per share data	2025	2024
Revenues (Note 4)	$4,403	$4,249
Operating expenses
Labor and fringe benefits	920	894
Purchased services and material	577	571
Fuel	518	514
Depreciation and amortization	493	462
Equipment rents	118	99
Other	167	163
Total operating expenses	2,793	2,703
Operating income	1,610	1,546
Interest expense	(233)	(210)
Other components of net periodic benefit income (Note 5)	125	113
Other income	25	2
Income before income taxes	1,527	1,451
Income tax expense	(366)	(348)
Net income	$1,161	$1,103
Earnings per share (Note 6)
Basic	$1.85	$1.72
Diluted	$1.85	$1.72
Weighted-average number of shares (Note 6)
Basic	627.8	640.7
Diluted	628.3	641.9
Dividends declared per share	$0.8875	$0.8450
See accompanying notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended March 31
In millions	2025	2024
Net income	$1,161	$1,103
Other comprehensive income (loss) (Note 9)
Net gain on foreign currency translation	7	105
Net change in pension and other postretirement benefit plans (Note 5)	11	13
Derivative instruments (Note 11)	(3)	(1)
Other comprehensive income before income taxes	15	117
Income tax recovery (expense)	(2)	29
Other comprehensive income	13	146
Comprehensive income	$1,174	$1,249
See accompanying notes to Interim Consolidated Financial Statements.

CN | 2025 Quarterly Review – First Quarter 9

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		March 31	December 31
In millions	As at	2025	2024
Assets
Current assets
Cash and cash equivalents		$232	$389
Restricted cash and cash equivalents		12	12
Accounts receivable		1,257	1,164
Material and supplies		809	720
Other current assets		366	334
Total current assets		2,676	2,619
Properties		48,431	47,960
Operating lease right-of-use assets		472	485
Pension asset		4,656	4,541
Deferred income tax assets		677	689
Intangible assets, goodwill and other		491	773
Total assets		$57,403	$57,067

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,515	$2,810
Current portion of long-term debt		1,795	1,166
Total current liabilities		4,310	3,976
Deferred income tax liabilities		10,981	10,874
Other liabilities and deferred credits		670	612
Pension and other postretirement benefits		480	483
Long-term debt		18,997	19,728
Operating lease liabilities		341	343
Total liabilities		35,779	36,016
Shareholders' equity
Common shares		3,515	3,474
Common shares in Share Trusts		(130)	(129)
Additional paid-in capital		366	372
Accumulated other comprehensive loss (Note 9)		(1,007)	(1,020)
Retained earnings		18,880	18,354
Total shareholders' equity		21,624	21,051
Total liabilities and shareholders' equity		$57,403	$57,067
See accompanying notes to Interim Consolidated Financial Statements.

10 CN | 2025 Quarterly Review – First Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051
Net income							1,161	1,161
Stock options exercised	0.2		45		(6)			39
Settlement of equity settled awards	—	—		10	(36)		20	(6)
Stock-based compensation and other					36		(1)	35
Repurchase of common shares (Note 7)	(0.6)		(4)				(97)	(101)
Share purchases by Share Trusts	—	—		(11)				(11)
Other comprehensive income (Note 9)						13		13
Dividends							(557)	(557)
Balance at March 31, 2025	627.5	0.9	$3,515	$(130)	$366	$(1,007)	$18,880	$21,624

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117
Net income							1,103	1,103
Stock options exercised	0.3		28		(4)			24
Settlement of equity settled awards	0.3	(0.3)		44	(56)		(37)	(49)
Stock-based compensation and other					37		(1)	36
Repurchase of common shares (Note 7)	(5.6)		(30)				(925)	(955)
Share purchases by Share Trusts	(0.1)	0.1		(28)				(28)
Other comprehensive income (Note 9)						146		146
Dividends							(540)	(540)
Balance at March 31, 2024	637.6	0.9	$3,510	$(128)	$350	$(2,133)	$18,255	$19,854
See accompanying notes to Interim Consolidated Financial Statements.

CN | 2025 Quarterly Review – First Quarter 11

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended March 31
In millions	2025	2024
Operating activities
Net income	$1,161	$1,103
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	493	462
Pension income and funding	(103)	(95)
Deferred income taxes	21	68
Changes in operating assets and liabilities:
Accounts receivable	(88)	(13)
Material and supplies	(88)	(79)
Accounts payable and other	(137)	(272)
Other current assets	(142)	(123)
Other operating activities, net	47	66
Net cash provided by operating activities	1,164	1,117
Investing activities
Property additions	(519)	(576)
Other investing activities, net	(19)	(12)
Net cash used in investing activities	(538)	(588)
Financing activities
Issuance of debt (Note 7)	—	861
Repayment of debt	(24)	(374)
Change in commercial paper, net (Note 7)	(105)	458
Settlement of foreign exchange forward contracts on debt (Note 11)	32	(19)
Issuance of common shares for stock options exercised	39	24
Withholding taxes remitted on the net settlement of equity settled awards (Note 8)	(4)	(48)
Repurchase of common shares	(151)	(926)
Purchase of common shares for settlement of equity settled awards	(2)	(1)
Purchase of common shares by Share Trusts	(11)	(28)
Dividends paid	(557)	(540)
Net cash used in financing activities	(783)	(593)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	—	1
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(157)	(63)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	401	924
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$244	$861
Cash and cash equivalents, end of period	$232	$412
Restricted cash and cash equivalents, end of period	12	449
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$244	$861
Supplemental cash flow information
Interest paid	$(292)	$(263)
Income taxes paid	$(212)	$(370)
See accompanying notes to Interim Consolidated Financial Statements.
12 CN | 2025 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2024 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2024 and have not been adopted by the Company:

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

ASU 2023-09 Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

CN | 2025 Quarterly Review – First Quarter 13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Other recently issued ASUs required to be applied on or after March 31, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Acquisition

On January 14, 2025, the Surface Transportation Board (STB) issued a final decision approving CN’s application to acquire control of the Iowa Northern Railway Company (IANR), subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through use of a discounted cash flow approach, which incorporated the Company’s best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

The following table summarizes the preliminary purchase price allocation with the fair value at the Control Date of the previously held equity interest in IANR, as well as the amounts recognized for the identifiable assets acquired and liabilities assumed on the Control Date:

(in millions)	March 1, 2025
Consideration
Fair value of previously held equity method investment (1)	$344
Recognized amounts of identifiable assets acquired and liabilities assumed (1)
Current assets	$10
Properties	425
Other non-current assets	12
Current liabilities	(20)
Deferred income tax liabilities	(93)
Other non-current liabilities	(23)
Total identifiable net assets (2)	$311
Goodwill (3)	$33
(1)The Company's fair value of the previously held equity interest in IANR and the related purchase price allocation is preliminary based on information available to the Company to date and subject to change over the measurement period, which may be up to one year from the Control Date.
(2)Includes operating lease right-of-use assets and liabilities. There were no identifiable intangible assets.
(3)The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

The preliminary fair values of Properties were determined using valuation techniques including the market approach and the cost approach. The significant assumptions used to determine the preliminary fair value of Properties were mostly related to a selection of comparable assets and inflation.

14 CN | 2025 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
4 – Revenues

	Three months ended March 31
In millions	2025	2024
Freight revenues
Petroleum and chemicals	$915	$857
Metals and minerals	523	530
Forest products	494	494
Coal	246	221
Grain and fertilizers	951	860
Intermodal	940	959
Automotive	219	216
Total freight revenues	4,288	4,137
Other revenues	115	112
Total revenues (1)	$4,403	$4,249

Revenues by geographic area
Canada	$3,076	$3,005
United States (U.S.)	1,327	1,244
Total revenues (1)	$4,403	$4,249
(1)As at March 31, 2025, the Company had remaining performance obligations related to freight in-transit, for which revenues of $99 million ($82 million as at March 31, 2024) are expected to be recognized in the next quarterly period.

Contract liabilities

	Three months ended March 31
In millions	2025	2024
Beginning balance	$191	$95
Revenue recognized included in the beginning balance	(8)	(13)
Increase due to consideration received, net of revenue recognized	78	15
Ending balance	$261	$97
Current portion - Ending balance	$16	$12

5 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2024 Annual Consolidated Financial Statements.

	Three months ended March 31
	Pensions		Other postretirement benefits
In millions	2025	2024	2025	2024
Current service cost	$21	$24	$—	$—
Other components of net periodic benefit income:
Interest cost	152	167	2	2
Expected return on plan assets	(290)	(295)	—	—
Amortization of prior service credit	—	—	(1)	(1)
Amortization of net actuarial loss (gain)	14	16	(2)	(2)
Total Other components of net periodic benefit income	(124)	(112)	(1)	(1)
Net periodic benefit income	$(103)	$(88)	$(1)	$(1)

CN | 2025 Quarterly Review – First Quarter 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Pension contributions
Pension contributions for all plans for the three months ended March 31, 2025 and 2024 were $20 million and $15 million, respectively. During the first quarter of 2025, one of CN's Canadian defined contribution pension plans was merged into the CN Pension Plan, and did not result in a remeasurement of the funded status of that plan. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2023, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of the CN Pension Plan. Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2026, to be performed in 2027, although the valuation may be conducted earlier at the Company's discretion for those plans. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2025. As such, total cash contributions of approximately $80 million are expected to be made in 2025 for all pension plans other than the defined benefit component of the CN Pension Plan.

6 – Earnings per share

	Three months ended March 31
In millions, except per share data	2025	2024
Net income	$1,161	$1,103
Weighted-average basic shares outstanding	627.8	640.7
Dilutive effect of stock-based compensation	0.5	1.2
Weighted-average diluted shares outstanding	628.3	641.9
Basic earnings per share	$1.85	$1.72
Diluted earnings per share	$1.85	$1.72
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	1.9	1.1
Performance share units	1.0	0.3

7 – Financing activities

For details on the Company's available financing sources, see Note 15 – Debt to the Company's 2024 Annual Consolidated Financial Statements. For the three months ended March 31, 2025, the following changes occurred:

Revolving credit facilities
On March 28, 2025, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2028 and March 31, 2030, respectively. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2027. The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings. Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as at March 31, 2025.

As at March 31, 2025 and December 31, 2024, the Company had no outstanding borrowings under these revolving credit facilities and there were no draws during the three months ended March 31, 2025.

Equipment loans
Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

During the first three months of 2025, the Company repaid $23 million of its equipment loans. As at March 31, 2025 and December 31, 2024, the Company had outstanding borrowings of $1,426 million and $1,449 million, respectively, at a weighted-average interest rate of 4.42% and 4.79%, respectively, and had no further amounts available to be drawn under these facilities.

16 CN | 2025 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Commercial paper
As at March 31, 2025 and December 31, 2024, the Company had total commercial paper borrowings of US$438 million ($630 million) and US$501 million ($721 million), respectively, at a weighted-average interest rate of 4.45% and 4.73%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

	Three months ended March 31
In millions	2025	2024
Commercial paper with maturities less than 90 days
Issuance	$5,513	$3,305
Repayment	(5,394)	(3,460)
Change in commercial paper with maturities less than 90 days, net	$119	$(155)
Commercial paper with maturities of 90 days or greater
Issuance	$—	$882
Repayment	(224)	(269)
Change in commercial paper with maturities of 90 days or greater, net	$(224)	$613
Change in commercial paper, net	$(105)	$458

Accounts receivable securitization program
On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027. As at March 31, 2025 and December 31, 2024, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028.

As at March 31, 2025, the Company had outstanding letters of credit of $326 million ($329 million as at December 31, 2024) under the committed facilities and $142 million ($142 million as at December 31, 2024) under the uncommitted facilities.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 20.0 million common shares between February 4, 2025 and February 3, 2026. As at March 31, 2025, the Company had not repurchased any common shares under its current NCIB.

During the first quarter of 2025, the Company paid $51 million to the Canadian tax authorities related to the two percent tax on net shares repurchased during the year ended December 31, 2024.

The Company repurchased 13.9 million common shares under its previous NCIB, including 0.6 million common shares in the first quarter of 2025, which allowed for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

	Three months ended March 31
In millions, except per share data	2025	2024
Number of common shares repurchased	0.6	5.6
Weighted-average price per share (1)	$150.15	$171.98
Amount of repurchase (1)(2)	$101	$955
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

CN | 2025 Quarterly Review – First Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
8 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 19 – Stock-based compensation to the Company's 2024 Annual Consolidated Financial Statements.

	Three months ended March 31
In millions	2025	2024
Share Units Plan (1)	$19	$20
Voluntary Incentive Deferral Plan (VIDP) (2)	—	1
Stock option awards	3	3
Employee Share Investment Plan (ESIP)	7	7
Total stock-based compensation expense	$29	$31
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$7	$8
Net excess tax benefit (deficiency) recognized in income	$(5)	$14
(1)Performance share unit (PSU) awards and restricted share unit (RSU) awards are granted under the Share Units Plan. PSU-ROIC awards and PSU-TSR awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, and on the level of attainment of a target total shareholder return (TSR) market condition, respectively, as defined by the award agreement, over the plan period of three years. RSU awards settle depending on continued employment throughout the plan period, and are not subject to market or performance conditions.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan

	PSUs-ROIC (1)		PSUs-TSR (2)		RSUs (3)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions		In millions
Outstanding at December 31, 2024	0.4	$123.77	0.4	$192.33	0.2	$157.55
Granted (4)	0.3	$143.84	0.1	$186.32	0.3	$143.96
Settled (5)	—	$—	(0.1)	$179.03	—	$—
Forfeited	—	$98.91	—	$182.36	—	$142.10
Outstanding at March 31, 2025	0.7	$130.93	0.4	$191.69	0.5	$148.02
(1)The grant date fair value of equity settled PSU-ROIC awards granted in 2025 of $34 million is valued based on the closing share price of the Company's stock on the date of the grant. As at March 31, 2025, total unrecognized compensation cost related to all outstanding awards was $30 million and is expected to be recognized over a weighted-average period of 2.6 years.
(2)The grant date fair value of equity settled PSU-TSR awards granted in 2025 of $28 million is calculated using a Monte Carlo simulation model. As at March 31, 2025, total unrecognized compensation cost related to all outstanding awards was $43 million and is expected to be recognized over a weighted-average period of 2.3 years.
(3)The grant date fair value of equity settled RSU awards granted in 2025 of $50 million is valued based on the closing share price of the Company's stock on the date of the grant. As at March 31, 2025, total unrecognized compensation cost related to all outstanding awards was $54 million and is expected to be recognized over a weighted-average period of 2.1 years.
(4)Units granted in lieu of dividends have not been quantified as they relate to a nominal amount of units.
(5)Equity settled PSU-TSR awards granted in 2022 attained a performance vesting factor of 50%. In the first quarter of 2025, these awards were settled, net of the remittance of the participants' withholding tax obligation of $4 million, by way of disbursement from the Share Trusts of a nominal number of common shares.

18 CN | 2025 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Voluntary Incentive Deferral Plan

	DSUs (1)
	Units	Weighted-average grant date fair value
	In millions
Outstanding at December 31, 2024	0.3	$120.55
Granted	—	$147.94
Settled	—	$92.31
Outstanding at March 31, 2025 (2)	0.3	$124.32
(1)The grant date fair value of equity settled DSU awards granted in 2025 of $3 million is calculated using the Company's stock price on the grant date. As at March 31, 2025, the aggregate intrinsic value of all equity settled DSU awards outstanding amounted to $47 million.
(2)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period, and the withholding tax obligation remitted on the settlement of DSU awards have not been quantified as they relate to a nominal number of units.

Stock option awards

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2024 (1)	3.2	$142.55
Granted (2)	0.5	$143.84
Exercised	(0.2)	$117.31
Forfeited	(0.1)	$152.62
Outstanding at March 31, 2025 (1)(2)(3)	3.4	$128.58
Exercisable at March 31, 2025 (1)(3)	2.0	$121.12
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2025 of $14 million ($26.51 per option) is calculated using the Black-Scholes option-pricing model. As at March 31, 2025, total unrecognized compensation cost related to all outstanding awards was $31 million and is expected to be recognized over a weighted-average period of 2.9 years.
(3)The weighted-average term to expiration of options outstanding was 6.6 years and the weighted-average term to expiration of exercisable stock options was 5.2 years. As at March 31, 2025, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $77 million and the aggregate intrinsic value of stock options exercisable amounted to $53 million.

Employee Share Investment Plan

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2024	0.2	$163.25
Company contributions	—	$145.95
Forfeited	—	$153.70
Vested (1)	—	$169.94
Unvested contributions at March 31, 2025 (2)	0.2	$156.58
(1)As at March 31, 2025, total fair value of units purchased with Company contributions that vested in 2025 was $7 million.
(2)As at March 31, 2025, total unrecognized compensation cost related to all outstanding awards was $18 million and is expected to be recognized over the next 12 months.

CN | 2025 Quarterly Review – First Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
9 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2024	$217	$(1,978)	$79	$(1,682)	$662	$(1,020)
Other comprehensive income before reclassifications:
Translation of net investment (2)	4			4	—	4
Translation of US dollar debt (3)	3			3	(1)	2
Derivative instruments (4)			1	1	—	1
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		12		12	(2)	10
Amortization of prior service credit		(1)		(1)	—	(1)
Amortization of derivative instruments (6)			(4)	(4)	1	(3)
Other comprehensive income (loss)	7	11	(3)	15	(2)	13
Balance at March 31, 2025	$224	$(1,967)	$76	$(1,667)	$660	$(1,007)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2023	$(171)	$(3,003)	$99	$(3,075)	$796	$(2,279)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	353			353	—	353
Translation of US dollar debt (3)	(248)			(248)	33	(215)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		14		14	(4)	10
Amortization of prior service credit		(1)		(1)	—	(1)
Amortization of gain on treasury locks			(1)	(1)	1	—
Other comprehensive income (loss)	105	13	(1)	117	29	146
Balance at March 31, 2024	$(66)	$(2,990)	$98	$(2,958)	$825	$(2,133)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)Foreign exchange gain (loss) on translation of net investment in foreign operations.
(3)Foreign exchange gain (loss) on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(4)The cumulative changes in fair values of cross-currency interest rate swaps are included in Derivative instruments. See Note 11 – Financial instruments.
(5)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit income. See Note 5 – Pensions and other postretirement benefits for additional information.
(6)Includes the amortization of treasury locks for the three months ended March 31, 2025 of $1 million and the amortization of cross-currency interest rate swaps related to foreign currency exposure and interest expense. See Note 11 - Financial instruments.

20 CN | 2025 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
10 – Major commitments and contingencies

Purchase commitments
As at March 31, 2025, the Company had fixed and variable commitments to purchase rail, information technology services and licenses, locomotives, engineering services, rail ties, railroad cars, wheels, as well as other equipment and services with a total estimated cost of $2,738 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at March 31, 2025, the Company had aggregate reserves for personal injury and other claims of $279 million, of which $52 million was recorded as a current liability ($284 million as at December 31, 2024, of which $47 million was recorded as a current liability).

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at March 31, 2025, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Additional information relating to the Company's environmental matters is provided in Note 21 – Major commitments and contingencies to the Company's 2024 Annual Consolidated Financial Statements.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that it is a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

As at March 31, 2025, the Company had aggregate accruals for environmental costs of $64 million, of which $41 million was recorded as a current liability ($56 million as at December 31, 2024, of which $40 million was recorded as a current liability). The Company anticipates that the liability at March 31, 2025 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

CN | 2025 Quarterly Review – First Quarter 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2024 Annual Consolidated Financial Statements.

As at March 31, 2025, the Company had outstanding letters of credit of $326 million ($329 million as at December 31, 2024) under the committed bilateral letter of credit facilities and $142 million ($142 million as at December 31, 2024) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $140 million ($145 million as at December 31, 2024), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at March 31, 2025, the maximum potential liability under these guarantee instruments was $608 million ($616 million as at December 31, 2024), of which $571 million ($571 million as at December 31, 2024) related to other employee benefit liabilities and workers' compensation and $37 million ($45 million as at December 31, 2024) related to other liabilities. The guarantee instruments expire at various dates between 2025 and 2026.

As at March 31, 2025, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

11 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
Foreign exchange forward contracts
As at March 31, 2025, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$438 million (US$580 million as at December 31, 2024). These outstanding contracts are at a weighted-average exchange rate of $1.43 per US$1.00 ($1.37 per US$1.00 as at December 31, 2024). The weighted-average term of the contracts is 30 days (88 days as at December 31, 2024). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three months ended March 31, 2025 and 2024, the Company recorded gains of $3 million and $52 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at March 31, 2025, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $2 million and $1 million, respectively ($38 million and $nil, respectively, as at December 31, 2024).

Cross-currency interest rate swaps
As at March 31, 2025, the aggregate notional amount of cross-currency interest rate swaps entered into was US$975 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated debts maturing on March 1, 2026 and July 15, 2028, for an aggregate principal amount of $1,401 million with a weighted average fixed annual interest rate of 3.33%.

These cross-currency interest rate swaps were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated debts.
22 CN | 2025 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
For the three months ended March 31, 2025, the cumulative changes in fair values of these cross-currency interest rate swaps recorded in Accumulated other comprehensive loss in derivative instruments resulted in a gain of $1 million. For the three months ended March 31, 2025, the amounts amortized from Accumulated other comprehensive loss to Other income related to foreign currency exposure and Interest expense were gains of $2 million and $1 million, respectively, in the same period that the carrying values of the two US dollar-denominated debts were remeasured to Canadian dollars and the interest expense was recognized.

The cash flows related to these cross-currency interest rate swaps that pertain to the periodic interest settlements will be classified as operating activities and the cash flows that pertain to the principal balance will be classified as financing activities.

As at March 31, 2025, the fair value of outstanding cross-currency interest rate swaps included in Other current assets was $1 million.

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at March 31, 2025, the Company's debt, excluding finance leases, had a carrying amount of $20,785 million ($20,887 million as at December 31, 2024) and a fair value of $19,679 million ($19,688 million as at December 31, 2024). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

12 – Segmented information

As at December 31, 2024, the Company has adopted ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures. Additional details relating to the Company's segmented information is provided in Note 23 - Segment information to the Company's 2024 Annual Consolidated Financial Statements.

Net income and diluted earnings per share (EPS), which are reported on the Company's Consolidated Statements of Income, are the profit measures reviewed by the Chief Operating Decision Maker (CODM). These measures are used by the CODM to assess segment profitability, allocate resources across CN's network, benchmark performance against targets and industry standards, analyze trends for strategic planning and forecasting and communicating results to stakeholders.

Significant segment expenses regularly provided to the CODM and included within net income and EPS are the expense captions detailed in the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheets as Total assets. Segment property additions is reported on the Consolidated Statements of Cash Flows as Property additions.

CN | 2025 Quarterly Review – First Quarter 23